April 22, 2013

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Met Investors Series Trust
Post-Effective Amendment No. 55
to the Registration Statement
SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

On behalf of Met Investors Series Trust (the “Registrant”), this letter sets forth a response to an oral comment received from Min Oh of the staff of the Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on March 8, 2013. This letter supplements our April 15, 2013 and April 19, 2013 letters responding to prior comments of the Commission staff. Set forth below is the comment and the Registrant’s response thereto. The following response supersedes the responses to the corresponding comment included in the aforementioned April 15, 2013 and April 19, 2013 letters.

1.	Comment:	In accordance with Item 10(a)(1)(ii) of Form N-1A, please disclose in the prospectus the amount received by the subadviser as compensation for the most recent fiscal year.

	Response:	The Registrant represents that as part of the annual update of its Registration Statement next year it will disclose in the prospectus for the JPMorgan Small Cap Value Portfolio and the prospectuses for the other series of the Registrant the aggregate fee paid to the applicable subadviser for the most recent fiscal year as a percentage of average net assets.

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The Registrant acknowledges that:

1.	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

2.	the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

BOSTON        NEW YORK        WASHINGTON, DC

EDGAR Operations Branch

April, 22, 2013

3.	the Registrant may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to call me at (202) 775-1213.

Very truly yours,

/s/ John L. Chilton

cc:	Andrew L. Gangolf, Esq.
Michael P. Lawlor, Esq.
David C. Mahaffey, Esq.